Mail Stop 4561

August 25, 2006

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138
Building D, Suite B
Wall, NJ 07719

Re: BIO-key International, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-120104
Filed August 2, 2006

Post-Effective Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-115037
Filed August 2, 2006

Dear Mr. DePasquale:

We have limited our review of the above-referenced filings to matters addressed in the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2

General

1. Please ensure that your filing includes all required information and that the disclosure is provided as of the most recently practicable date prior to the filing of your next amendment. For example revise your filing to:

   - include updated financial statements, consents and related disclosure pursuant to Item 310(g) of Regulation S-B;
   - update your beneficial ownership information which is dated March 15, 2006;
   - disclose and discuss the transactions with the selling security holders as reported in your Form 8-K dated August 10, 2006.

Cover Page

2. The cover pages of each filing should inform investors that in addition to the shares being offered under that prospectus, a separate offering of a specified number of additional shares is being concurrently conducted by means of other prospectuses. Please revise to disclose your concurrent offerings and to state the number of shares currently being offered under your other registration statements.

Selling Security Holders, page 79

3. Describe the basis for adding 42,335 additional shares issuable upon conversion of the secured convertible notes and 2,130,552 shares issuable upon conversion of the subordinated convertible term notes that were not included in the original registration statement. In your response letter, explain why you believe that the addition of these shares in the manner porposed conforms to Rule 413. If the additional shares may be included by post-effective amendment, this section should clearly disclose for each selling security holder the transactions by which they received their shares subject to resale and specifically should be clear as to the reasons for, and the transactions by which these additional shares were included. We note cross-references in your footnotes to other sections where the material terms of the transaction are contained may be appropriate.

Post-Effective Amendment No. 4 to Registration Statement on Form SB-2

4. Please revise your registration statement in conformity with any applicable portion of comments 1 and 2.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief—Legal

cc: Via Facsimile
        Charles J. Johnson, Esq.

Facsimile: (617) 248-4000